Exhibit 1

FOR IMMEDIATE RELEASE	30 JANUARY 2014

WPP PLC (“WPP”)

tenthavenue acquires majority stake in mobile activation and rewards company TMARC in South Africa

WPP announces that its wholly-owned operating company, tenthavenue has acquired a majority stake in Jupicorp Proprietary Limited trading as The Mobile Airtime and Rewards Company (“TMARC”), a leading mobile activation and rewards company in South Africa. Founded in 2010 and employing eight people, TMARC specialises in offering mobile airtime and other lifestyle rewards solutions to its clients using its unique in-house pin encryption technology.

TMARC’s clients include Shoprite (South Africa’s largest retailer), Nestle, Tiger Brands, Snackworks, SAB Miller and Danone, among others. TMARC’s revenues for the year ended February 2013 were ZAR 60 million with gross assets as at the same date of ZAR 14 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$5 billion in 2012, representing 33% of the Group’s total revenues of US$16.5 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In South Africa, the Group (including associates) generates revenues of around US$550 million and employs over 25,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP London
+ 44(0) 207 408 2204